Afya Limited

Unaudited interim condensed

consolidated financial statements

June 30, 2023

Afya Limited

Unaudited interim condensed consolidated statements of financial position

As of June 30, 2023, and December 31, 2022

(In thousands of Brazilian reais)

	Notes	June 30, 2023	December 31, 2022
Assets		(unaudited)
Current assets
Cash and cash equivalents	5	741,196	1,093,082
Trade receivables	6	509,520	452,831
Inventories		8,088	12,190
Recoverable taxes		51,505	27,809
Other assets	8	63,930	51,745
Total current assets		1,374,239	1,637,657

Non-current assets
Trade receivables	6	42,893	42,568
Other assets	8	200,448	191,756
Investment in associate	9	52,669	53,907
Property and equipment	10	588,178	542,087
Right-of-use assets	12.2.2	759,512	690,073
Intangible assets	11	4,831,529	4,041,491
Total non-current assets		6,475,229	5,561,882

Total assets		7,849,468	7,199,539

Liabilities
Current liabilities
Trade payables		82,632	71,482
Loans and financing	12.2.1	193,660	145,202
Lease liabilities	12.2.2	35,292	32,459
Accounts payable to selling shareholders	12.2.3	401,766	261,711
Notes payable	12.2.4	55,045	62,176
Advances from customers		121,838	133,050
Labor and social obligations		220,019	154,518
Taxes payable		26,455	26,221
Income taxes payable		30,465	16,151
Other liabilities		3,509	2,719
Total current liabilities		1,170,681	905,689

Non-current liabilities
Loans and financing	12.2.1	1,731,494	1,737,699
Lease liabilities	12.2.2	816,553	737,066
Accounts payable to selling shareholders	12.2.3	362,829	266,967
Taxes payable		91,286	92,888
Provision for legal proceedings	22	202,940	195,854
Other liabilities		27,488	13,218
Total non-current liabilities		3,232,590	3,043,692
Total liabilities		4,403,271	3,949,381

Equity
Share capital	16	17	17
Additional paid-in capital		2,372,773	2,375,344
Share-based compensation reserve		136,936	123,538
Treasury stock		(314,745)	(304,947)
Retained earnings		1,199,802	1,004,886
Equity attributable to equity holders of the parent		3,394,783	3,198,838
Non-controlling interests		51,414	51,320
Total equity		3,446,197	3,250,158

Total liabilities and equity		7,849,468	7,199,539

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

F-2

Afya Limited

Unaudited interim condensed consolidated statements of income and comprehensive income

For the three and six-month periods ended June 30, 2023 and 2022

(In thousands of Brazilian reais, except for earnings per share information)

		Three-month period ended		Six-month period ended
	Notes	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net revenue	18	712,607	598,156	1,422,568	1,164,480
Cost of services	19	(284,295)	(219,242)	(531,902)	(405,972)
Gross profit		428,312	378,914	890,666	758,508

General and administrative expenses	19	(249,586)	(207,415)	(482,806)	(385,929)
Other expenses, net		(2,083)	(1,257)	(1,678)	(1,566)

Operating income		176,643	170,242	406,182	371,013

Finance income	20	23,892	22,874	51,579	47,443
Finance expenses	20	(114,118)	(83,676)	(238,357)	(164,967)
Finance result		(90,226)	(60,802)	(186,778)	(117,524)

Share of income of associate	9	3,210	2,201	7,056	6,441

Income before income taxes		89,627	111,641	226,460	259,930

Income taxes expenses	21	(2,090)	(5,568)	(21,150)	(18,915)

Net income		87,537	106,073	205,310	241,015

Other comprehensive income		-	-	-	-
Total comprehensive income		87,537	106,073	205,310	241,015

Income attributable to
Equity holders of the parent		82,789	101,505	194,916	231,115
Non-controlling interests		4,748	4,568	10,394	9,900
		87,537	106,073	205,310	241,015
Basic earnings per share
Per common share	17	0.92	1.12	2.17	2.55
Diluted earnings per share Per common share	17	0.92	1.12	2.16	2.55

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

F-3

Afya Limited

Unaudited interim condensed consolidated statements of changes in equity

For the six-month periods ended June 30, 2023 and 2022

(In thousands of Brazilian reais)

	Equity attributable to equity holders of the parent
	Share capital	Additional paid-in capital	Treasury shares	Share-based compensation reserve	Retained earnings	Total	Non-controlling interests	Total equity

Balances at December 31, 2021	17	2,375,344	(152,630)	94,101	631,317	2,948,149	51,869	3,000,018
Net income	-	-	-	-	231,115	231,115	9,900	241,015
Total comprehensive income	-	-	-	-	231,115	231,115	9,900	241,015
Treasury shares	-	-	(152,317)	-	-	(152,317)	-	(152,317)
Share-based compensation	-	-	-	11,581	-	11,581	-	11,581
Dividends declared	-	-	-	-	-	-	(11,212)	(11,212)
Balances at June 30, 2022 (unaudited)	17	2,375,344	(304,947)	105,682	862,432	3,038,528	50,557	3,089,085

Balances at December 31, 2022	17	2,375,344	(304,947)	123,538	1,004,886	3,198,838	51,320	3,250,158
Net income	-	-	-	-	194,916	194,916	10,394	205,310
Total comprehensive income	-	-	-	-	194,916	194,916	10,394	205,310
Treasury shares	-	-	(12,369)	-	-	(12,369)	-	(12,369)
Share-based compensation	-	-	-	13,398	-	13,398	-	13,398
Restricted shares transferred to executives	-	(2,571)	2,571	-	-	-	-	-
Dividends declared	-	-	-	-	-	-	(10,300)	(10,300)
Balances at June 30, 2023 (unaudited)	17	2,372,773	(314,745)	136,936	1,199,802	3,394,783	51,414	3,446,197

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

F-4

Afya Limited

Unaudited interim condensed consolidated statements of cash flows

For the six-month periods ended June 30, 2023 and 2022

(In thousands of Brazilian reais)

	Notes	June 30, 2023	June 30, 2022
Operating activities		(unaudited)	(unaudited)
Income before income taxes		226,460	259,930
Adjustments to reconcile income before income taxes
Depreciation and amortization	19	138,264	99,089
Write-off of property and equipment		246	2,483
Write-off of intangible assets		259	2,549
Allowance for doubtful accounts	6	39,086	30,420
Share-based compensation expense	19	13,398	11,581
Net foreign exchange differences	20	539	320
Accrued interest	20	152,404	95,165
Accrued lease interest	12.2.2, 20	49,033	41,392
Share of income of associate	9	(7,056)	(6,441)
Provision for legal proceedings	22	6,934	12,047
Changes in assets and liabilities
Trade receivables		(62,359)	(88,472)
Inventories		4,241	(3,314)
Recoverable taxes		(23,107)	(13,644)
Other assets		(9,121)	(7,886)
Trade payables		(1,103)	2,952
Taxes payables		18,502	5,247
Advances from customers		(43,709)	(31,668)
Labor and social obligations		59,249	44,565
Other liabilities		4,320	(6,298)
		566,480	450,017
Income taxes paid		(28,988)	(22,101)

Net cash flows from operating activities		537,492	427,916

Investing activities
Acquisition of property and equipment	10	(56,907)	(62,266)
Acquisition of intangibles assets	11	(45,250)	(50,267)
Dividends received	9	5,101	2,838
Acquisition of subsidiaries, net of cash acquired		(640,858)	(177,815)
Net cash flows used in investing activities		(737,914)	(287,510)

Financing activities
Payments of loans and financing	12.5	(67,305)	(53,795)
Proceeds from loans and financing	12.5	5,288	-
Payments of lease liabilities	12.2.2, 12.5	(66,239)	(55,074)
Treasury shares buy-back	16	(12,369)	(152,317)
Dividends paid to non-controlling shareholders	12.5	(10,300)	(11,212)
Net cash flows used in financing activities		(150,925)	(272,398)
Net foreign exchange differences		(539)	(320)
Net decrease in cash and cash equivalents		(351,886)	(132,312)
Cash and cash equivalents at the beginning of the period		1,093,082	748,562
Cash and cash equivalents at the end of the period		741,196	616,250

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

F-5

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

1	Corporate information

Afya Limited (“Afya”), collectively with its subsidiaries referred to as the “Company”, is a holding company incorporated under the laws of the Cayman Islands on March 22, 2019. The Company completed its initial public offering (IPO) on July 19, 2019, and its shares are listed on the Nasdaq under the symbol “AFYA”. The Company’s ultimate parent company is Bertelsmann SE& Co. KGaA (“Bertelsmann”), following Bertelsmann’s acquisition of control on May 5, 2022.

The Company is formed by a network of higher education and post-graduate institutions focused on medicine located in 19 Brazilian states forming the largest educational group by the number of medical seats in the country. In non-regulated education, Afya provides services that comprise the development and sale of electronically distributed educational courses on medicine science, related printed and soft skills educational content. The Company also offers solutions to empower the physicians in their daily routine including supporting clinic decisions through mobile app subscription, delivering practice management tools through a SaaS (“Software as a Service”) model and supporting the patient-physician relationship.

Acquisition in 2023

On January 2, 2023, Afya Participações S.A. (hereafter referred to as "Afya Brazil”) acquired Sociedade Educacional e Cultural Sergipe DelRey Ltda. (“DelRey”). DelRey is a post-secondary education institution with governmental authorization to offer on-campus, undergraduate degrees and graduate programs in medicine and health, as well as other courses, and encompasses the operations of Centro Universitário Tiradentes Alagoas (“UNIT Alagoas”) and Faculdade Tiradentes Jaboatão dos Guararapes (“FITS Jaboatão dos Guararapes”). See Note 4.

COVID-19

In December 2019, a novel strain of coronavirus (COVID-19) was reported to have emerged in Wuhan, China. COVID-19 has since spread to most of the countries around the globe, including every state in Brazil. On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a pandemic, and on March 20, 2020 the Brazilian federal government declared a national emergency with respect to COVID-19.

During 2020, some of the Brazilian states issued decrees granting discounts to our students because of COVID-19. These mandatory discounts have been suspended as their constitutionality has been challenged in the superior courts.

F-6

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

On November 18, 2021, the Brazilian Federal Court of Justice (STF) decided, by a majority of votes, that any lawsuit with decisions to apply linear discounts in monthly tuition fees for private universities with respect to the COVID-19 pandemic are unconstitutional. Therefore, the Company shall not apply linear discounts on any active monthly tuition fees that are related to the effects of the Covid-19 pandemic. Regarding the discounts granted by the date of issuance of these financial statements, the Company is charging back the students as final legal decisions were given by the Brazilian Federal Court of Justice.

For the six-month period ended June 30, 2023, the Company has invoiced R$947 from previous periods, net of discounts granted due to COVID-19 (R$22,077 for the six-month period ended June 30, 2022). The outstanding balances are classified as current trade receivables and the income statement effects are classified in net revenue.

Conflict between Russia and Ukraine.

The war in Ukraine, started in 2022, triggers a number of IFRS accounting considerations affecting the financial statements.

Many countries have imposed, and continue to impose, new sanctions on specified Russian entities and individuals. Sanctions have also been imposed on Belarus.

The situation together with potential fluctuations in commodity prices, foreign exchange rates, restrictions to imports and exports, availability of local materials and services and access to local resources will directly impact entities that have significant operations or exposures in, or to Russia, Belarus or Ukraine.

The war and its direct and indirect consequences may impact entities other than those with direct interests in the involved countries, for instance, as a result of exposure to fluctuations in commodity prices and foreign exchange rates, as well as the possibility of a protracted economic downturn.

As of the date of these interim financial statements, the conflict between Russia and Ukraine has not brought significant direct impact over Afya’s operations and results.

2	Significant accounting policies

2.1 Basis for preparation of the unaudited interim condensed consolidated financial statements

The unaudited interim condensed consolidated financial statements as of June 30, 2023 and for the three-month and six-month periods ended June 30, 2023 and 2022 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis, except for contingent consideration that has been measured at fair value.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2022.

F-7

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Afya Limited is a holding company, as such the primary source of revenue derives from its interest on the operational companies in Brazil. As result, the Brazilian Real has been assessed as the Company`s functional currency.

The unaudited interim condensed consolidated financial statements are presented in Brazilian Reais (“BRL” or “R$”), which is the Company’s functional and presentation currency. All amounts are rounded to the nearest thousand.

These unaudited interim condensed consolidated financial statements as of June 30, 2023 and for three-month and the six-month periods ended June 30, 2023 and 2022 were authorized for issuance by the Board of Directors on August 28, 2023.

2.2 Changes in accounting policies and disclosures

New standards, interpretations and amendments adopted by the Company

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2022. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Certain amendments apply for the first time in 2023, but do not have significant impacts on the interim condensed consolidated financial statements of the Company.

Definition of Accounting Estimates - Amendments to IAS 8. The amendments to IAS 8 clarify the distinction between changes in accounting estimates, and changes in accounting policies and the correction of errors. They also clarify how entities use measurement techniques and inputs to develop accounting estimates. The amendments had no material impact on these interim condensed consolidated financial statements.

Classification of Liabilities as Current or Non-current - Amendments to IAS 1 paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify: i) What is meant by a right to defer settlement; ii) That a right to defer must exist at the end of the reporting period; iii) That classification is unaffected by the likelihood that an entity will exercise its deferral right; iv) That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification. The amendments had no material impact on these interim condensed consolidated financial statements.

Disclosure of Accounting Policies - Amendments to IAS 1 and IFRS Practice Statement 2 The amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements provide guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures. The amendments had no material impact on these interim condensed consolidated financial statements.

F-8

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

2.3 Basis consolidation

The table below is a list of the Company’s subsidiaries and associate:

				Direct and indirect interest
Name	Principal activities	Location	Investment type	June 30, 2023 (unaudited)	December 31, 2022
Afya Participações S.A. (“Afya Brazil”)	Holding	Nova Lima - MG	Subsidiary	100%	100%
Instituto Tocantinense Presidente Antônio Carlos Porto S.A. – (“ITPAC Porto”)	Undergraduate degree programs	Porto Nacional - TO	Subsidiary	100%	100%
Instituto Tocantinense Presidente Antônio Carlos S.A. – (“ITPAC Araguaina”)	Undergraduate degree programs	Araguaína - TO	Subsidiary	100%	100%
União Educacional do Vale do Aço S.A. – (“UNIVAÇO”)	Medicine undergraduate degree program	Ipatinga - MG	Subsidiary	100%	100%
IPTAN - Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A. (“IPTAN”)	Undergraduate degree programs	São João Del Rei - MG	Subsidiary	100%	100%
Instituto de Educação Superior do Vale do Parnaíba S.A. (“IESVAP”)	Undergraduate degree programs	Parnaíba - PI	Subsidiary	80%	80%
Centro de Ciências em Saúde de Itajubá S.A. (“CCSI”)	Medicine undergraduate degree program	Itajubá - MG	Subsidiary	60%	60%
Instituto de Ensino Superior do Piauí S.A. (”IESP”)	Undergraduate and graduate degree programs	Teresina - PI	Subsidiary	100%	100%
Centro Integrado de Saúde de Teresina (“CIS”)	Outpatient care	Teresina - PI	Subsidiary	100%	100%
FADEP - Faculdade Educacional de Pato Branco Ltda. (“FADEP”)	Undergraduate degree programs	Pato Branco - PR	Subsidiary	100%	100%
Medcel Editora e Eventos S.A. (“Medcel”)	Medical education content	São Paulo - SP	Subsidiary	100%	100%
Instituto Educacional Santo Agostinho S.A. (“FASA”)	Undergraduate degree programs	Montes Claros - MG	Subsidiary	100%	100%
ESMC Educação Superior Ltda. (“ESMC”) **	Undergraduate degree programs	Montes Claros - MG	Subsidiary	-	100%
Instituto de Pesquisa e Ensino Médico do Estado de Minas Gerais Ltda. (“IPEMED”)	Graduate	Belo Horizonte - MG	Subsidiary	100%	100%
Instituto Paraense de Educação e Cultura Ltda (“IPEC”)	Medicine degree programs	Marabá - PA	Subsidiary	100%	100%
Sociedade Universitária Redentor S.A. (“UniRedentor”)	Undergraduate and graduate degree programs	Itaperuna - RJ	Subsidiary	100%	100%
Centro Universitário São Lucas Ltda. (“UniSL”)	Undergraduate degree programs	Porto Velho - RO	Subsidiary	100%	100%
Peb Med Instituição de Pesquisa Médica e Serviços Ltda (“PebMed”)	Content and clinical tools and online platform	Rio de Janeiro - RJ	Subsidiary	100%	100%
Faculdade de Ensino Superior da Amazônia Reunida – (“FESAR”)	Undergraduate degree programs	Redenção – PA	Subsidiary	100%	100%
Centro Superior de Ciências da Saúde S/S Ltda. (“FCMPB”)	Medicine degree programs	João Pessoa – PB	Subsidiary	100%	100%
iClinic Desenvolvimento de Software Ltda (“iClinic”)	Electronic Medical Record, Clinical Management System	Ribeirão Preto - SP	Subsidiary	100%	100%
Medicinae Solutions S.A. (“Medicinae”)	Healthcare payments and financial services	Rio de Janeiro – RJ	Subsidiary	100%	100%
Medical Harbour Aparelhos Médico Hospitalares e Serviços em Tecnologia Ltda. (“Medical Harbour”)	Educational health and medical imaging	Florianópolis – SC	Subsidiary	100%	100%
Cliquefarma Drogarias Online Ltda.(“Cliquefarma”)	Online platform	São Paulo – SP	Subsidiary	100%	100%
Shosp Tecnologia da Informação Ltda. (“Shosp”)	Electronic Medical Record, Clinical Management System	Rio de Janeiro – RJ	Subsidiary	100%	100%
Sociedade Padrão de Educação Superior Ltda. (“UnifipMoc”)	Undergraduate degree programs	Montes Claros - MG	Subsidiary	100%	100%
Nucleo de Atenção à Saúde e de Práticas Profissionalizantes (“NASPP)	Outpatient care	Montes Claros - MG	Subsidiary	100%	100%
Companhia Nilza Cordeiro Herdy de Educação e Cultura. (“Unigranrio”)	Undergraduate and graduate degree programs	Duque de Caxias - RJ	Subsidiary	100%	100%
Policlínica e Centro de Estética Duque de Caxias Ltda. (“Policlínica”)	Outpatient care	Duque de Caxias - RJ	Subsidiary	100%	100%
RX PRO Soluções de Tecnologia Ltda. (“RX PRO”)	Marketing for pharmaceutical industry	São Paulo – SP	Subsidiary	100%	100%
RX PRO LOG Transporte e Logística Ltda. (“RX PRO LOG”)	Marketing for pharmaceutical industry	São Paulo – SP	Subsidiary	100%	100%
BMV Atividades Médicas Ltda. (“Além da Medicina”)	Medical education content	São Paulo – SP	Subsidiary	100%	100%
Cardiopapers Soluções Digitais Ltda (“CardioPapers”)	Medical education content	Recife – PE	Subsidiary	100%	100%
Quasar Telemedicina Desenvolvimento de Sistemas Computacionais Ltda. (“Glic”)	Patient physician relationship	Barueri – SP	Subsidiary	100%	100%
Sociedade Educacional e Cultural Sergipe DelRey Ltda. (“DelRey”) *	Undergraduate degree programs	Maceió – AL	Subsidiary	100%	-
União Educacional do Planalto Central S.A. (“UEPC”)	Undergraduate degree programs	Brasília - DF	Associate	30%	30%

* See Note 4 for further details of the business combination during 2023.

** ESMC was merged with UnifipMoc in February 2023.

F-9

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The financial information of the acquired subsidiaries is included in the Company’s consolidated financial statements beginning on the respective acquisition dates.

The Company consolidates the financial information for all entities it controls. Control is achieved when the Company is exposed to, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and it ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Company gains control until the date the Company ceases to control the subsidiary.

When necessary, adjustments are made to the financial statements of subsidiaries in order to bring their accounting policies in line with the Company’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Company loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resulting gain or loss is recognized in the statement of income.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statements of financial position, consolidated statements of income and comprehensive income and consolidated statements of changes in equity.

3	Segment information

The Company has three reportable segments as follows:

• Undergrad, which provides educational services through undergraduate courses related to medicine, other health sciences and other undergraduate programs;

• Continuing Education, which provides specialization programs and graduate courses in medicine; and

• Digital Services, which provides content and technology for medical education, clinical decisions software, practice management tools and electronic medical records, doctor-patient relationship, telemedicine and digital prescription for physicians and provides access and demand and efficiency for the healthcare players.

Segment information is presented consistently with the internal reports provided to the Company's Chief Executive Officer (CEO), which is the Chief Operating Decision Maker (CODM) and is responsible for allocating resources, assessing the performance of the Company's operating segments, and making the Company's strategic decisions.

No operating segments have been aggregated to form the reportable operating segments. There is only one geographic region and the results are monitored and evaluated as a single business.

F-10

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The following tables presents assets and liabilities information for the Company’s operating segments as of June 30, 2023 and December 31, 2022, respectively:

	Undergrad	Continuing Education	Digital Services	Total reportable segments	Adjustments and eliminations	Total
As of June 30, 2023 (unaudited)
Total assets	7,406,279	165,317	283,058	7,854,654	(5,186)	7,849,468
Current assets	1,195,559	72,119	111,747	1,379,425	(5,186)	1,374,239
Non-current assets	6,210,720	93,198	171,311	6,475,229	-	6,475,229

Total liabilities and equity	7,406,279	165,317	283,058	7,854,654	(5,186)	7,849,468
Current liabilities	941,053	71,693	163,121	1,175,867	(5,186)	1,170,681
Non-current liabilities	3,129,238	58,931	44,421	3,232,590	-	3,232,590
Equity	3,335,988	34,693	75,516	3,446,197	-	3,446,197

	Undergrad	Continuing Education	Digital Services	Total reportable segments	Adjustments and eliminations	Total
As of June 30, 2023 (unaudited)
Other disclosures
Investments in associate (*)	52,669	-	-	52,669	-	52,669
Capital expenditures (**)	64,655	8,130	29,372	102,157	-	102,157

	Undergrad	Continuing Education	Digital Services	Total reportable segments	Adjustments and eliminations	Total
As of December 31, 2022
Total assets	6,775,829	149,254	275,564	7,200,647	(1,108)	7,199,539
Current assets	1,461,802	61,673	115,290	1,638,765	(1,108)	1,637,657
Non-current assets	5,314,027	87,581	160,274	5,561,882	-	5,561,882

Total liabilities and equity	6,775,829	149,254	275,564	7,200,647	(1,108)	7,199,539
Current liabilities	711,896	57,605	137,296	906,797	(1,108)	905,689
Non-current liabilities	2,938,960	63,990	40,742	3,043,692	-	3,043,692
Equity	3,124,973	27,659	97,526	3,250,158	-	3,250,158

	Undergrad	Continuing Education	Digital Services	Total reportable segments	Adjustments and eliminations	Total
As of December 31, 2022
Other disclosures
Investments in associate (*)	53,907	-	-	53,907	-	53,907

As of June 30, 2022 (unaudited)
Capital expenditures (**)	128,499	4,788	27,931	161,218	-	161,218

(*) Investment in UEPC is included in non-current assets in the statement of financial position.

(**) Capital expenditures consider the acquisitions of property and equipment and intangible assets.

F-11

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The following tables present the statements of income for the Company’s operating segments for the six-month periods ended June 30, 2023 and 2022:

	June 30, 2023 (unaudited)
	Undergrad	Continuing Education	Digital Services	Total reportable segments	Elimination (inter-segment transactions)	Total

External customer	1,246,240	70,584	105,744	1,422,568	-	1,422,568
Inter-segment	-	-	5,186	5,186	(5,186)	-
Net revenue	1,246,240	70,584	110,930	1,427,754	(5,186)	1,422,568
Cost of services	(474,165)	(29,935)	(32,988)	(537,088)	5,186	(531,902)
Gross profit	772,075	40,649	77,942	890,666	-	890,666
General and administrative expenses						(482,806)
Other expenses, net						(1,678)
Operating income						406,182
Finance income						51,579
Finance expenses						(238,357)
Share of income of associate						7,056
Income before income taxes						226,460
Income taxes expenses						(21,150)
Net income						205,310

	June 30, 2022 (unaudited)
	Undergrad	Continuing Education	Digital Services	Total reportable segments	Elimination (inter-segment transactions)	Total

External customer	1,028,940	47,662	87,878	1,164,480	-	1,164,480
Inter-segment	-	-	1,817	1,817	(1,817)	-
Net revenue	1,028,940	47,662	89,695	1,166,297	(1,817)	1,164,480
Cost of services	(354,120)	(28,121)	(25,548)	(407,789)	1,817	(405,972)
Gross profit	674,820	19,541	64,147	758,508	-	758,508
General and administrative expenses						(385,929)
Other expenses, net						(1,566)
Operating income						371,013
Finance income						47,443
Finance expenses						(164,967)
Share of income of associate						6,441
Income before income taxes						259,930
Income taxes expenses						(18,915)
Net income						241,015

Seasonality of operations

Undergrad’s tuition revenues are related to the enrollment process and monthly tuition fees charged to students over the period; thus, does not have significant fluctuations during the semester. Continuing Education revenues are related to monthly intake and tuition fees and do not have a significant concentration in any period. Digital Services is comprised mainly of Medcel, Pebmed, and iClinic revenues. While Pebmed and iClinic do not have significant fluctuation regarding seasonality, Medcel’s revenue is concentrated in the first and last quarter of the year due to the enrollments of Medcel’s clients’ period. In addition, the majority of Medcel’s revenues are derived from printed books and e-books, which are recognized at the point in time when control is transferred to the customer. Consequently, the Digital Services segment generally has higher revenues and results of operations in the first and last quarters of the year compared to the second and third quarters.

F-12

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

4	Business combinations

The preliminary fair values of the identifiable assets acquired and liabilities assumed as of acquisition date were:

Assets	DelRey
Cash and cash and equivalents	7,804
Trade receivables	33,741
Inventories	139
Recoverable taxes	589
Other assets	8,563
Property and equipment	24,980
Right-of-use assets	65,408
Intangible assets	722,654
863,878
Liabilities
Trade payables	12,253
Lease liabilities	65,408
Labor and social obligations	6,252
Taxes and contributions payable	2,282
Advances from customers	32,497
Provision for legal proceedings	152
Other liabilities	4,188
123,032
Total identifiable net assets at fair value	740,846

Preliminary goodwill arising on acquisition	91,390
Purchase consideration transferred	832,236
Cash paid	575,000
Consideration to be transferred	250,000
Digital solutions *	7,236
Analysis of cash flows on acquisition:
Transaction costs of the acquisition (included in cash flows from operating activities)	12,332
Cash paid net of cash acquired with the subsidiary (included in cash flows from investing activities)	567,196
Net of cash flow on acquisition	579,528

* Part of the purchase consideration to be transferred is also comprised by digital solutions, specially from Medcel, Pebmed and Medical Harbour, to be transferred to the selling shareholders education entities from 2023 to 2030. This part of the purchase price was measured using assumptions like current product prices, inflation, approved seats for the selling shareholders education entities and present value discount rates. The balances of such consideration are classified in other liabilities on the statement of financial position.

(a) Acquisition of DelRey

On January 2, 2023, Afya Brazil acquired 100% of the share capital of DelRey. The aggregate purchase price comprises of: i) R$825,000 of which R$575,000 was paid in cash on the transaction closing date, and R$250,000 is payable in cash in three annual installments, respectively, of R$150,000 in January 2024, R$50,000 in January 2025 and R$50,000 in January 2026, adjusted by the SELIC rate; and ii) offer of AFYA’s digital solutions free of charge until December 31, 2030, for students of medicine of UNIT Sergipe and FITS Goiânia which are universities owned by the sellers and not part of the transaction. The fair value of this service was estimated at R$7,236 at date of acquisition. There are 84 additional seats still pending approval which, if approved by MEC, will result in a potential additional payment of up to R$105,000. Given the future event that will trigger the potential payout is not under the Company’s control, the probability of such payout cannot be reliably estimated and thus the contingent consideration was not measured at the acquisition date. Should the additional seats be approved, it will result in additional licenses, which will be measured accordingly if and when approved.

DelRey is a post-secondary education institution with governmental authorization to offer on-campus, undergraduate degrees and graduate programs in medicine and health, as well as other courses, in the States of Alagoas and Pernambuco.

The acquisition of DelRey was accounted for under IFRS 3 – Business Combinations.

F-13

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Transaction costs to date amount to R$12,332 and were expensed and are included in general and administrative expenses in the consolidated statement of income.

At the acquisition date, the fair value of the trade receivables acquired equals its carrying amount.

The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. Goodwill is allocated entirely to the Undergrad segment. The preliminary goodwill recognized is not expected to be deductible for income taxes purposes.

The valuation of the identifiable assets acquired and liabilities assumed in the business combination of DelRey is preliminary and therefore items such as intangible assets and property and equipment, as well as fair value of the digital solutions consideration, may be adjusted when the valuations are finalized.

The Company did not recognize deferred taxes related to the business combination because the tax basis and the accounting basis, including fair value adjustments, were the same at the date of the business combination.

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Intangible assets acquired	Valuation technique
Licenses

With-and-without method

The with-and-without method consists of estimating the fair value of an asset by the difference between the value of this asset in two scenarios: a scenario considering the existence of the asset in question and another considering its non-existence.

Customer relationships

Multi-period excess earnings method

The method considers the present value of net cash flows expected to be generated by customer relationships, by excluding any cash flows related to contributory assets.

The valuation technique for property and equipment consists of determining the fair value of an asset by using methodologies like replacement costs and market value.

DelRey has contributed R$116,305 of net revenue and R$38,440 of income before income taxes to the Company in 2023.

F-14

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

5	Cash and cash equivalents

	June 30, 2023	December 31, 2022
	(unaudited)
Cash and bank deposits	17,057	57,509
Cash equivalents	724,139	1,035,573
	741,196	1,093,082

Cash equivalents correspond mainly to financial investments in Bank Certificates of Deposit (“CDB”) with highly rated financial institutions and investments funds managed by highly rated financial institutions. As of June 30, 2023, the average interest on these investments are equivalent to 100.25% of the Interbank Certificates of Deposit (“CDI”) (December 31, 2022 - 99.21%). These funds are available for immediate use and have insignificant risk of changes in value. Cash equivalents denominated in U.S. dollars totaled R$3,488 as of June 30, 2023 (December 31, 2022: R$24,447).

6	Trade receivables

	June 30, 2023	December 31, 2022
	(unaudited)
Tuition fees	441,863	356,074
Educational content (a)	41,496	50,913
FIES	66,935	62,325
Educational credits (b)	26,643	27,535
Mobile app subscription (c)	19,668	27,675
Others	14,940	14,923
	611,545	539,445
(-) Allowance for doubtful accounts	(59,132)	(44,046)
	552,413	495,399
Current	509,520	452,831
Non-current	42,893	42,568

(a) Related to trade receivables from sales of printed books, e-books and medical courses through digital platform from Medcel.

(b) Related to the financing programs offered by our subsidiaries to its students that existed prior to the acquisitions. The Company closed such programs to new enrolments and maintained only the agreements that were outstanding as of the acquisition date.

(c) Related to trade receivables from mobile applications subscriptions for digital medical content.

As of June 30, 2023 and December 31, 2022, the aging of trade receivables was as follows:

	June 30, 2023	December 31, 2022
	(unaudited)
Neither past due nor impaired	281,990	261,025
Past due
1 to 30 days	66,278	56,280
31 to 90 days	110,975	90,734
91 to 180 days	88,770	80,522
More than 180 days	63,532	50,884
	611,545	539,445

F-15

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The changes in the allowance for doubtful accounts for the six-month periods ended June 30, 2023 and 2022, was as follows:

	June 30, 2023	June 30, 2022
	(unaudited)	(unaudited)
Balances at the beginning of the period	(44,046)	(45,013)
Additions	(39,086)	(30,420)
Write-offs	24,000	28,548
Balances at the end of the period	(59,132)	(46,885)

7	Related parties

The table below summarizes the balances and transactions with related parties:

	June 30, 2023	December 31, 2022
	(unaudited)
Assets
Trade receivables (a)	193	917
Other assets (b)	-	1,975
	193	2,892
Current	193	2,892

Liabilities
Accounts payable to selling shareholders (c)	32,645	30,653
	32,645	30,653
Current	32,645	30,653

	June 30, 2023	June 30, 2022
	(unaudited)	(unaudited)
Other income
UEPC (a)	304	286
	304	286
Leases
RVL Esteves Gestão Imobiliária S.A.	11,294	9,562
UNIVAÇO Patrimonial Ltda.	1,786	1,624
IESVAP Patrimonial Ltda.	2,577	2,344
	15,657	13,530

(a) Refers to sales of educational content from Medcel to UEPC.

(b) Refers to amounts reimbursed from Bertelsmann SE& Co. KGaA during the period, regarding expenses incurred in connection with Afya’s change in control, paid in February 2023;

(c) Refers to amounts to be payable to our shareholder Nicolau Carvalho Esteves regarding the agreement to which Afya Brazil acquired the right to develop ITPAC Garanhuns medical school, a greenfield unit. The remaining balance of the last installment is due in November 2023, adjusted by the CDI rate.

F-16

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Key management personnel compensation

Key management personnel compensation included in the Company’s consolidated statement of income comprised the following:

	June 30, 2023	June 30, 2022
	(unaudited)	(unaudited)
Short-term employee benefits	7,131	8,037
Share-based compensation plan	9,905	8,273
	17,036	16,310

Compensation of the Company’s key management includes short-term employee benefits comprised by salaries, labor and social charges, and other ordinary short-term employee benefits. The amounts disclosed in the table above are the amounts recognized as an expense in general and administrative expenses during the reporting period related to key management personnel.

The executive officers participate in share-based compensation plans described in Note 15(b).

8	Other assets

As of June 30, 2023, the Company has R$264,378 (R$243,501 on December 31, 2022) accounted for as Other assets as follow:

	June 30, 2023	December 31, 2022
	(unaudited)
Indemnification assets (a)	148,175	145,300
Advances	29,013	30,626
Judicial deposits	14,412	12,693
Prepaid expenses	19,296	18,441
Selling shareholders receivables	9,723	6,052
Dividends receivable	3,193	-
Other FIES receivables	18,096	26,440
Other assets	22,470	3,949
Total	264,378	243,501

Current	63,930	51,745
Non-current	200,448	191,756

(a) Under the terms of the Share Purchase and Sale Agreements ("Agreements") between the Company and the selling shareholders of the subsidiaries acquired, the Company assesses that the selling shareholders are exclusively responsible for any provisions (including labor, tax and civil), which are or will be the subject of a claim by any third party, arising from the act or fact occurred, by action or omission, prior to or on the closing dates of the acquisitions.

F-17

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

9	Investment in associate

The Company holds a 30% interest in UEPC, a medical school located in the Federal District that offers higher education and post-graduate courses, both in person and long-distance learning. The Company’s interest in UEPC is accounted for using the equity method. The following table illustrates the summarized financial information of the Company’s investment in UEPC:

	June 30, 2023	December 31, 2022
	(unaudited)
Current assets	37,425	32,651
Non-current assets	122,384	122,378
Current liabilities	(35,698)	(22,840)
Non-current liabilities	(92,491)	(96,442)
Equity	31,620	35,747
Company’s share in equity – 30%	9,486	10,724
Goodwill	43,183	43,183
Carrying amount of the investment	52,669	53,907

	June 30, 2023	June 30, 2022
	(unaudited)	(unaudited)
Net revenue	77,023	70,180
Cost of services	(29,633)	(27,430)
General and administrative expenses	(20,396)	(16,982)
Finance result	(2,589)	(2,621)
Income before income taxes	24,405	23,147
Income taxes expenses	(886)	(1,677)
Net income for the period	23,519	21,470
Company’s share of income for the period	7,056	6,441

	June 30, 2023	June 30, 2022
	(unaudited)	(unaudited)
Opening balance	53,907	48,477
Dividends received	(5,101)	(2,838)
Dividends receivable (included in Other assets)	(3,193)	-
Share of income	7,056	6,441
Closing balance	52,669	52,080

F-18

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

10	Property and equipment

Cost	Building	Machinery and equipment	Lands	Vehicles	Furniture and fixtures	IT equipment	Library books	Leasehold improvements	Construction in progress	Total

As of January 1, 2022	52,433	77,371	18,852	1,467	69,834	53,184	30,072	152,976	31,786	487,975
Additions	87	8,366	-	752	10,484	5,721	503	935	35,418	62,266
Business combinations	-	39	-	-	-	41	-	-	-	80
Write-off	-	(124)	-	(87)	(934)	(81)	(355)	-	(1,533)	(3,114)
Transfer	24,291	21	-	-	266	863	-	10,084	(34,710)	815
As of June 30, 2022 (unaudited)	76,811	85,673	18,852	2,132	79,650	59,728	30,220	163,995	30,961	548,022

As of January 1, 2023	91,857	100,390	18,852	1,053	90,712	68,593	37,362	145,846	86,688	641,353
Additions	95	11,842	-	409	11,010	10,295	717	46	22,493	56,907
Business combinations	-	7,729	-	-	4,384	734	1,329	10,741	63	24,980
Write-off	-	(502)	-	(319)	(288)	(136)	(3,133)	(125)	(7)	(4,510)
Transfer	400	2,371	-	-	23	78	-	57,504	(60,376)	-
As of June 30, 2023 (unaudited)	92,352	121,830	18,852	1,143	105,841	79,564	36,275	214,012	48,861	718,730

Depreciation
As of January 1, 2022	(1,673)	(16,391)	-	(220)	(12,496)	(14,922)	(13,600)	(8,865)	-	(68,167)
Depreciation	(1,564)	(4,320)	-	(143)	(3,584)	(5,562)	(1,655)	(4,094)	-	(20,922)
Write-off	-	284	-	-	94	153	100	-	-	631
As of June 30, 2022 (unaudited)	(3,237)	(20,427)	-	(363)	(15,986)	(20,331)	(15,155)	(12,959)	-	(88,458)

As of January 1, 2023	(5,751)	(20,630)	-	288	(10,349)	(21,837)	(22,888)	(18,099)	-	(99,266)
Depreciation	(1,862)	(7,446)	-	(174)	(6,177)	(6,049)	(1,752)	(12,090)	-	(35,550)
Write-off	-	456	-	92	150	34	3,465	67	-	4,264
As of June 30, 2023 (unaudited)	(7,613)	(27,620)	-	206	(16,376)	(27,852)	(21,175)	(30,122)	-	(130,552)

Net book value
As of June 30, 2023 (unaudited)	84,739	94,210	18,852	1,349	89,465	51,712	15,100	183,890	48,861	588,178
As of December 31, 2022	86,106	79,760	18,852	1,341	80,363	46,756	14,474	127,747	86,688	542,087

The Company assesses at each reporting date, whether there is an indication that a property and equipment asset may be impaired. If any indication exists, the Company estimates the asset’s recoverable amount. There were no indications of impairment of property and equipment as of and for the six-month period ended June 30, 2023.

F-19

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

11	Intangible assets and goodwill

	Goodwill	Licenses with indefinite useful life	Trademark	Customer relationships	Software	Education content	Developed technology	Educational platform	Software in progress	Other	Total

Cost
As of January 1, 2022	1,184,336	2,165,406	133,369	431,277	21,759	17,305	34,397	76,444	28,847	-	4,093,140
Additions (i)	36,481	24,408	-	8	915	-	858	19,936	16,346	-	98,952
Write-off	-	-	-	-	-	-	-	(2,549)	-	-	(2,549)
Transfer	-	-	-	-	7,422	-	-	2,780	(11,017)	-	(815)
Business combinations	46,735	-	46,793	3,829	33	1,536	6,612	-	-	1,055	106,593
As of June 30, 2022 (unaudited)	1,267,552	2,189,814	180,162	435,114	30,129	18,841	41,867	96,611	34,176	1,055	4,295,321

As of January 1, 2023	1,257,045	2,189,814	182,060	435,816	43,300	69,589	90,749	55,697	14,734	1,055	4,339,859
Additions	-	-	-	-	481	3,722	18,922	8,439	13,686	-	45,250
Write-off	-	-	-	-	(2,272)	-	-	(893)	-	-	(3,165)
Remeasurement (ii)	2,556	-	-	-	-	-	-	-	-	-	2,556
Transfer	-	-	-	-	13,062	4,785	16	(3,058)	(14,805)	-	-
Business combinations (iii)	91,390	576,604	-	145,987	63	-	-	-	-	-	814,044
As of June 30, 2023 (unaudited)	1,350,991	2,766,418	182,060	581,803	54,634	78,096	109,687	60,185	13,615	1,055	5,198,544

Amortization
As of January 1, 2022	-	-	(8,529)	(142,270)	(12,699)	(16,672)	(657)	(11,478)	-	-	(192,305)
Amortization	-	-	(2,987)	(36,829)	(3,141)	(680)	(2,683)	(4,482)	-	(26)	(50,828)
As of June 30, 2022 (unaudited)	-	-	(11,516)	(179,099)	(15,840)	(17,352)	(3,340)	(15,960)	-	(26)	(243,133)

As of January 1, 2023	-	-	(14,955)	(212,363)	(17,277)	(26,562)	(10,093)	(17,039)	-	(79)	(298,368)
Amortization	-	-	(3,469)	(46,007)	(4,042)	(6,615)	(8,787)	(2,582)	-	(51)	(71,553)
Write-off	-	-	-	-	2,013	-	-	893	-	-	2,906
As of June 30, 2023 (unaudited)	-	-	(18,424)	(258,370)	(19,306)	(33,177)	(18,880)	(18,728)	-	(130)	(367,015)

Net book value
As of June 30, 2023 (unaudited)	1,350,991	2,766,418	163,636	323,433	35,328	44,919	90,807	41,457	13,615	925	4,831,529
As of December 31, 2022	1,257,045	2,189,814	167,105	223,453	26,023	43,027	80,656	38,658	14,734	976	4,041,491

(i) During the measurement period, the preliminary goodwill for the acquisition of Unigranrio was adjusted by R$36,481 (R$130,073 initial goodwill) as a result of an increase of liabilities regarding tax contingencies and judicial deposits to be reimbursed to selling shareholders.

(ii) During the measurement period, results of operation such as net revenue differed from the foreseen, resulting in a remeasurement of the contingent consideration for the acquisitions of Além da Medicina, CardioPapers and Glic. Contingent consideration has been remeasured by R$4,773, R$5,082 and R$(7,299), respectively, totaling R$2,556 for the period ended June 30, 2023.

(iii) On January 2, 2023, Afya Brazil acquired DelRey, a post-secondary education institution with governmental authorization to offer on-campus, undergraduate degrees and graduate programs in medicine and health, as well as other courses. See Note 4.

Impairment testing of goodwill and intangible assets with indefinite lives

The Company performed its annual impairment test in December and when circumstances indicated that the carrying value may be impaired. The Company’s impairment test for goodwill and intangible assets with indefinite lives is based on value-in-use calculations. The key assumptions used to determine the recoverable amount for the different cash generating units were disclosed in the annual consolidated financial statements for the year ended December 31, 2022. There were no indications of impairment of goodwill and intangible assets with indefinite lives for the six-month period ended June 30, 2023.

Intangible assets with definite lives

For the six-month period ended June 30, 2023, there were no indicatives that the Company’s intangible assets with finite useful lives might be impaired.

F-20

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

12	Financial assets and financial liabilities

12.1	Financial assets

Financial assets	June 30, 2023	December 31, 2022
At amortized cost	(unaudited)
Trade receivables	552,413	495,399
Total	552,413	495,399
Current	509,520	452,831
Non-current	42,893	42,568

12.2	Financial liabilities

Financial liabilities	June 30, 2023	December 31, 2022
At amortized cost	(unaudited)
Trade payables	82,632	71,482
Loans and financing	1,925,154	1,882,901
Lease liabilities	851,845	769,525
Accounts payable to selling shareholders	764,595	528,678
Notes payable	55,045	62,176
Advances from customers	121,838	133,050
Total	3,801,109	3,447,812
Current	890,233	706,080
Non-current	2,910,876	2,741,732

12.2.1	Loans and financing

Financial institution	Currency	Interest rate	Maturity	June 30, 2023	December 31, 2022
				(unaudited)
Banco Itaú Unibanco S.A.	Brazilian real	CDI + 1.90% p.y.	2025	517,844	518,134
FINEP (a)	Brazilian real	TJLP p.y.	2027	12,671	8,418
Banco Itaú Unibanco S.A.	Brazilian real	CDI + 1.75% p.y.	2024	32,210	32,252
Softbank	Brazilian real	6.5% p.y.	2026	825,003	824,258
Debentures	Brazilian real	CDI + 1.80 p.y.	2028	537,426	499,839
				1,925,154	1,882,901
Current				193,660	145,202
Non-current				1,731,494	1,737,699

On March 3, 2023 and June 12, 2023, the Company received a new tranche from FINEP, totaling R$5,288. The terms and conditions are the same as the previous tranches disclosed in the annual financial statements for the year ended December 31, 2022.

12.2.2	Leases

The Company has lease contracts for properties. The lease contracts generally have maturities in the lease terms between 5 and 30 years. There are no sublease or variable payments in-substance lease agreements in the period.

F-21

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The carrying amounts of right-of-use assets and lease liabilities as of June 30, 2023 and December 31, 2022 and the movements during the six-month periods ended June 30, 2023 and 2022, are described below:

	Right-of-use assets	Lease liabilities
As of January 1, 2022	663,686	714,085
Additions	27,030	27,030
Remeasurement	21,548	21,548
Depreciation expense	(27,339)	-
Interest expense	-	41,392
Payments of lease liabilities	-	(55,074)
Write-off	(6,894)	(7,156)
As of June 30, 2022 (unaudited)	678,031	741,825

As of January 1, 2023	690,073	769,525
Additions	2,487	2,487
Remeasurement	35,138	35,138
Business combinations	65,408	65,408
Depreciation expense	(31,161)	-
Interest expense	-	49,033
Payments of lease liabilities	-	(66,239)
Write-off	(2,433)	(3,507)
As of June 30, 2023 (unaudited)	759,512	851,845

As of December 31, 2022
Current	-	32,459
Non-current	690,073	737,066
As of June 30, 2023 (unaudited)
Current	-	35,292
Non-current	759,512	816,553

The Company recognized lease expense from short-term leases and low-value assets of R$4,644 for the six-month period ended June 30, 2023 (R$5,106 for the six-month period ended June 30, 2022).

12.2.3	Accounts payable to selling shareholders

	June 30, 2023	December 31, 2022
	(unaudited)
Acquisition of IPEMED	12,063	22,654
Acquisition of UniRedentor	51,165	72,064
Acquisition of UniSãoLucas	14,191	37,301
Acquisition of FCMPB	119,017	111,755
Acquisition of Medical Harbour	1,209	4,053
Acquisition of Shosp	1,730	2,206
Acquisition of Unigranrio	230,799	216,716
Acquisition of RXPRO	1,890	1,781
Acquisition of Garanhuns	32,645	30,653
Acquisition of Além da Medicina	17,465	11,996
Acquisition of CardioPapers	13,550	7,979
Acquisition of Glic	2,760	9,520
Acquisition of DelRey (a)	266,111	-
	764,595	528,678
Current	401,766	261,711
Non-current	362,829	266,967

F-22

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

	June 30, 2023	June 30, 2022
	(unaudited)	(unaudited)
Opening balance	528,678	679,826
Payments and deductions	(64,397)	(115,296)
Additions (a)	250,000	52,330
Interest	47,758	32,583
Remeasurement (b)	2,556	-
Closing balance	764,595	649,443

(a)      On January 2, 2023, Afya Brazil acquired 100% of DelRey. The aggregate purchase price is R$825,000 of which R$575,000 was paid in cash on the transaction closing date, and R$250,000 is payable in cash in three annual installments, respectively, of R$150,000 in January 2024, R$50,000 in January 2025 and R$50,000 in January 2026, adjusted by the SELIC rate.

(b)      During the measurement period, management’s expectation has been reviewed based on performance for net revenue goals and the contingent consideration for the acquisition of Além da Medicina, CardioPapers and Glic have been remeasured by R$4,773, R$5,082 and R$(7,299), respectively, totaling R$2,556 for the period ended June 30, 2023. These are measured by the Company at the present value.

12.2.4	Notes payable

With the acquisition of UniSL, Afya Brazil assumed notes payable regarding the previous acquisition of a portion of the operations of Universidade Luterana do Brasil (ULBRA) by UniSL in auction by the end of 2018. Two of the UniSL campuses, located in the cities of Ji-Paraná and Porto Velho in the State of Rondônia, were acquired in such transaction. As of June 30, 2023, the notes payable of R$55,045 has a final maturity in 2023 and is adjusted by 100% of IPCA-E.

Set out below are the carrying amount of notes payable and the movements during the six-month periods:

Notes payable
As of January 1, 2022	72,726
Payments (*)	(7,342)
Monetary indexation	4,072
As of June 30, 2022 (unaudited)	69,456

As of January 1, 2023	62,176
Payments (*)	(9,265)
Monetary indexation	2,134
As of June 30, 2023 (unaudited)	55,045

As of December 31, 2022
Current liabilities	62,176
Non-current liabilities	-

As of June 30, 2023 (unaudited)
Current liabilities	55,045
Non-current liabilities	-

(*) The amounts have been included on the investing activities of the cash flow statement.

F-23

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

12.3	Fair values

The table below is a comparison of the carrying amounts and fair values of the Company’s financial instruments, other than those carrying amounts that are reasonable approximation of fair values:

	June 30, 2023		December 31, 2022
	(unaudited)
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Trade receivables (non-current)	42,893	42,893	42,568	42,568
Total	42,893	42,893	42,568	42,568

Financial liabilities
Loans and financing	1,925,154	1,913,048	1,882,901	1,934,295
Lease liabilities	851,845	851,845	769,525	769,525
Accounts payable to selling shareholders	764,595	764,595	528,678	528,678
Notes payable	55,045	55,045	62,176	62,176
Total	3,596,639	3,584,533	3,243,280	3,294,674

The Company assessed that the fair values of current trade receivables and other current assets, trade payables, advances from customers and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

The fair value of interest-bearing borrowings and loans are determined by using the DCF method using discount rate that reflects the issuer’s borrowing rate as of the end of the reporting period. The own non-performance risk at June 30, 2023 was assessed to be insignificant.

12.4	Financial instruments risk management objectives and policies

The Company’s principal financial liabilities comprise loans and financing, lease liabilities, accounts payable to selling shareholders, notes payable, trade payables and advances from customers. The main purpose of these financial liabilities is to finance the Company’s operations. The Company’s principal financial assets include trade receivables and cash and cash equivalents.

The Company is exposed to market risk, credit risk and liquidity risk. The Company monitors market, credit and liquidity risks in line with the objectives in capital management and counts with the support, monitoring and oversight of the Board of Directors in decisions related to capital management and its alignment with the objectives and risks. The Company’s policy is that no trading of derivatives for speculative purposes may be undertaken. The Board of Directors reviews and agrees with policies for managing each of these risks, which are summarized below.

12.4.1	Financial instruments risk management objectives and policies

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company’s exposure to market risk is related to interest rate risk and foreign currency risk.

The sensitivity analysis in the following sections relate to the position as of June 30, 2023.

(i) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s cash equivalents, loans and financing, accounts payable to selling shareholders and notes payable, with floating interest rates.

F-24

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Sensitivity analysis

The following table demonstrates the sensitivity to a reasonably possible change in interest and inflation rates on cash equivalents, debentures, loans and financing, accounts payable to selling shareholders and notes payable. With all variables held constant, the Company’s income before income taxes is affected through the impact on floating interest and inflation rates, as follows:

	June 30, 2023	Index – % per year	Base rate

Cash equivalents	720,651	100.25% of CDI	98,615
Loans and financing	(537,426)	CDI + 1.80%	(83,032)
Loans and financing	(517,844)	CDI + 1.90%	(80,525)
Loans and financing	(32,210)	CDI + 1.75%	(4,960)
Accounts payable to selling shareholders	(459,880)	CDI	(62,774)
			(132,676)

Loans and financing	(12,671)	TJLP	(887)

Accounts payable to selling shareholders	(266,111)	SELIC	(36,590)

Notes payable	(55,045)	IPCA	(1,739)

		Increase in basis points
		+75	+150
Effect on profit before tax		(8,704)	(17,408)

(ii) Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of exposure will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates to cash and cash equivalents denominated in U.S. dollars in the amount of R$3,488 as of June 30, 2023 (December 31, 2022: R$24,447).

Foreign currency sensitivity

The following table demonstrates the sensitivity in the Company’s income before income taxes of a 10% change in the U.S. dollar exchange rate (R$4.8186 to U.S. dollar 1.00) as of June 30, 2023, with all other variables held constant.

	Exposure	+10%	-10%
As of June 30, 2023
Cash equivalents	3,488	348	(348)

12.4.2	Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including cash and cash equivalents.

Customer credit risk is managed by the Company based on the established policy, procedures and control relating to customer credit risk management. Outstanding customer receivables are regularly monitored. See Note 6 for additional information on the Company’s trade receivables.

F-25

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Credit risk from balances with banks and financial institutions is managed by the Company’s treasury department in accordance with the Company’s policy. Investments of surplus funds are made only with approved counterparties and within limits assigned to each counterparty.

The Company’s maximum exposure to credit risk for the components of the statements of financial position on June 30, 2023 and December 31, 2022 is the carrying amounts of its financial assets.

12.4.3	Liquidity risk

The Company’s Management has responsibility for monitor liquidity risk. In order to achieve the Company’s objective, Management regularly reviews the risk and maintains appropriate reserves, including bank credit facilities with first tier financial institutions. Management also continuously monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets and liabilities.

The main requirements for financial resources used by the Company arise from the need to make payments for suppliers, operating expenses, labor and social obligations, loans and financing and accounts payable to selling shareholders.

The tables below summarize the maturity profile of the Company’s financial liabilities based on contractual undiscounted amounts:

As of June 30, 2023 (unaudited)	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	82,632	-	-	-	82,632
Loans and financing	327,228	1,577,450	616,603	-	2,521,281
Lease liabilities	134,629	261,053	245,570	1,260,836	1,902,088
Accounts payable to selling shareholders	421,385	447,272	-	-	868,657
Notes payable	55,067	-	-	-	55,067
Advances from customers	121,838	-	-	-	121,838
	1,142,779	2,285,775	862,173	1,260,836	5,551,563

As of December 31, 2022	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	71,482	-	-	-	71,482
Loans and financing	287,741	788,190	1,237,599	-	2,313,530
Lease liabilities	117,506	234,688	219,127	1,139,771	1,711,092
Accounts payable to selling shareholders	282,481	339,281	-	-	621,762
Notes payable	62,176	-	-	-	62,176
Advances from customers	133,050	-	-	-	133,050
	954,436	1,362,159	1,456,726	1,139,771	4,913,092

F-26

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

12.5	Changes in liabilities arising from financing activities

	January 1, 2023	Payments	Additions	Interest	Business combinations	Other	June 30, 2023
							(unaudited)
Loans and financing	1,882,901	(67,305)	5,288	102,512	-	1,758	1,925,154
Lease liabilities	769,525	(66,239)	37,625	49,033	65,408	(3,507)	851,845
Dividends payable	-	(10,300)	10,300	-	-	-	-
Total	2,652,426	(143,844)	53,213	151,545	65,408	(1,749)	2,776,999

	January 1, 2022	Payments	Additions	Interest	Business combinations	Other	June 30, 2022
							(unaudited)
Loans and financing	1,374,876	(53,795)	-	58,514	-	945	1,380,540
Lease liabilities	714,085	(55,074)	48,578	41,392	-	(7,156)	741,825
Dividends payable	-	(11,212)	11,212	-	-	-	-
Total	2,088,961	(120,081)	59,790	99,906	-	(6,211)	2,122,365

13	Fair value measurement

The following table provides the fair value measurement hierarchy of the Company’s assets and liabilities as of June 30, 2023 and December 31, 2022.

	Fair value measurement
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
June 30, 2023 (unaudited)
Assets for which fair values are disclosed
Trade receivables (non-current)	42,893	-	42,893	-

Liabilities for which fair values are disclosed
Loans and financing	(1,913,048)	-	(1,913,048)	-
Lease liabilities	(851,845)	-	(851,845)	-
Accounts payable to selling shareholders	(764,595)	-	(764,595)	-
Notes payable	(55,045)	-	(55,045)	-

December 31, 2022
Assets for which fair values are disclosed
Trade receivables (non-current)	42,568	-	42,568	-

Liabilities for which fair values are disclosed
Loans and financing	(1,934,295)	-	(1,934,295)	-
Lease liabilities	(769,525)	-	(769,525)	-
Accounts payable to selling shareholders	(528,678)	-	(528,678)	-
Notes payable	(62,176)	-	(62,176)	-

There were no transfers between levels during the period presented.

F-27

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

14	Capital management

For the purposes of the Company’s capital management, capital considers total equity. The primary objective of the Company’s capital management is to maximize the shareholder value.

No changes were made in the objectives, policies or processes for managing capital during the six-month period ended June 30, 2023 compared to those adopted by the Company in its annual consolidated financial statements.

15	Labor and social obligations

a) Variable compensation (bonuses)

The Company recorded bonuses related to variable compensation of employees and management in cost of services and general and administrative expenses of R$9,538 and R$11,353 in the six-month periods ended June 30, 2023 and 2022, respectively.

b) Afya Limited share-based compensation plans

b.1) Stock options plan

The stock options plan was approved on August 30, 2019 and, granted to senior executives and other employees of the Company. The fair value of the stock options was estimated at the grant date using the Binomial pricing model, taking into account the terms and conditions on which the stock options were granted. The Company accounts for the stock options plan as an equity-settled plan.

On July 29, 2020, the board of directors approved a change in the strike price of the share-based compensation plan. The strike price is now measured in Brazilian Reais (where the Company’s operations are located and valuated) adjusted by CDI rate instead of U.S. dollar adjusted by T-Bond. Furthermore, the first tranche had its vesting period extended from May 2020 to May 2021, including one year lock-up period after the vesting period. This change was assessed as a modification by the Company and was accounted in accordance with IFRS 2.

On July 8, 2022, the People and ESG Committee approved a change in the strike price of the share-based compensation plan. All the tranches still to be vested had their strike price modified to the IPO price in Brazilian Reais (R$71.22), adjusted from the IPO date until the exercise date using the Certificado de Depósito Interbancário (CDI index), excluding dividends. The already vested tranches remained on the previous settled strike price. This change was assessed as a modification by the Company and accounted for in accordance with IFRS 2. Furthermore, on July 31, 2023, the People and ESG Committee approved a modification to the stock options plan as disclosed in Note 24.

As result of those modifications, the expense related to the share-based payment of the Company reflects the cost of the original award at grant date over the vesting period plus the incremental fair value of the repriced options at modification date over the vesting period of the options.

The average incremental fair value, as result of the modification, was R$ 3.84 Brazilian Reais per option. The following table list the inputs to the model used to determine the incremental fair value of the stock options as result of the modification:

F-28

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

	Modified plan	Original plan
Strike price at the measurement date	R$76	R$85 – R$126
Dividend yield (%)	0.0%	0.0%
Expected volatility (%)	48% - 59%	42% - 69%
Risk-free interest rate (%)	13% - 15%	5% - 13%
Expected life of stock options (years)	1 – 5	1 – 5
Share price at the measurement date	R$48	R$80 – R$145
Model used	Binomial	Binomial
Weighted average fair value at the measurement date	R$53.06	R$49.22

On February 13, 2023 and April 17, 2023, the Company granted 15,000 and 30,000, respectively, additional stock options:

	February 2023	April 2023
Strike price at the measurement date	R$56	R$57
Dividend yield (%)	0.0%	0.0%
Expected volatility (%)	46% - 56%	48% - 55%
Risk-free interest rate (%)	13%	11% - 13%
Expected life of stock options (years)	1 – 5	1 – 5
Share price at the measurement date	R$ 70.69	R$ 62.51
Model used	Binomial	Binomial
Weighted average fair value at the measurement date	R$ 29.54	R$ 32.04

The following table illustrates the number and movements in stock options during the period:

	Weighted average exercise price (in Reais)	Number of stock options
		2023	2022
Outstanding at January 1	79.47	3,729,287	3,086,728
Granted	57.01	45,000	70,000
Exercised	-	-	-
Forfeited	102.78	(333,111)	(309,749)
Expired	87.32	(211,882)	(133,611)
Outstanding at June 30	81.85	3,229,294	2,713,368
Exercisable		1,578,045	1,189,774

The share-based compensation expense recognized in general and administrative expenses in the interim statement of income for the six-month period ended June 30, 2023 was R$9,672 (June 30, 2022: R$11,581).

b.2) Restricted Stock Units (RSU) Program

On July 8, 2022, the Company approved the new Restricted Stock Units (RSU) program for employees. The participant's right to effectively receive ownership of the restricted shares will be conditioned on the participant's continuance as an employee or director in the business group from the grant date until vesting.

The executives will be entitled to these shares in a proportion of 10%, 20%, 30%, 40% each year.

On February 2, 2023 and April 17, 2023, 8,000 and 16,000 RSUs were granted to Afya’s executives, respectively, with vesting periods from May 2024 to May 2027. Fair value at grant date was R$70.69 and R$62.51, respectively.

F-29

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Number of RSUs
2023
Outstanding at January 1	447,224
Granted	24,000
Exercised	(44,725)
Forfeited	(21,894)
Outstanding at June 30	404,605

The Company accounts for the RSU plan as an equity-settled plan, except for the portion of labor and social securities obligations.

Total RSU expense recognized in general and administrative expenses in the statement of income for the six-month period ended June 30, 2023 amount R$3,726. Social charges amount R$2,357 on social obligations liabilities as of June 30, 2023.

16	Equity

a) Share capital

As of June 30, 2023, the Company’s share capital was R$ 17 (R$ 17 as of December 31, 2022) represented by 93,722,831 shares comprised by 47,920,068 class A common shares and 45,802,763 class B common shares.

b) Dividends

In the six-month period ended June 30, 2023, CCSI and IESVAP approved the payment of interim dividends of R$34,774, which R$24,474 was distributed to the Company and R$10,300 to non-controlling shareholders.

c) Buy-back program

On January 27, 2022, the Company’s board of directors approved the third share repurchase program. Afya may repurchase up to 1,874,457 of its outstanding Class A common shares in the open market, based on prevailing market prices, beginning on January 27, 2022, until the earlier of the completion of the repurchase or December 31, 2022, depending upon market conditions. The Company completed the acquisition of the approved shares repurchase under this buy-back program. The Company repurchased R$152,317 in the six-month period ended June 30, 2022, regarding this program.

On March 24, 2023, the Company’s board of directors approved the fourth share repurchase program. Afya may repurchase up to 2,000,000 of its outstanding Class A common shares in the open market, based on prevailing market prices, beginning on March 24, 2023, until the earlier of the completion of the repurchase or December 31, 2024, depending upon market conditions. The Company repurchased R$12,369 in the six-month period ended June 30, 2023, regarding this program.

F-30

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The following table illustrates the number and movements in treasury shares during the six-month periods ended June 30, 2023 and 2022:

	Number of shares	Average price (in Brazilian Reais)
Outstanding at January 1, 2022	1,654,927	92.23
Repurchased	2,131,358	71.40
Outstanding at June 30, 2022	3,786,285	80.54

Outstanding at January 1, 2023	3,786,285	80.54
Repurchased	216,339	57.17
Restricted shares	(32,429)	79.28
Outstanding at June 30, 2023	3,970,195	79.28

17	Earnings per share (EPS)

Basic EPS is calculated by dividing net income attributable to the equity holders of the Company by the weighted average number of common shares outstanding during the period.

Diluted EPS is calculated by dividing net income attributable to the equity holders of the parent by the weighted average number of common shares outstanding during the period plus the weighted average number of shares that would be issued on conversion of all potential shares with dilutive effects.

Diluted earnings per share are computed including stock options granted to key management using the treasury shares method when the effect is dilutive. The Company has the stock option and restricted share unit plans in the category of potentially dilutive shares.

Softbank’s series A perpetual convertible preferred shares are antidilutive as of June 30, 2023 and 2022 and are not included on diluted earnings per share.

The following table reflects the net income and share data used in the basic and diluted EPS calculations:

	Three-month period ended		Six-month period ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Numerator	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income attributable to equity holders of the parent	82,789	101,505	194,916	231,115
Denominator
Weighted average number of outstanding shares	89,808,434	90,480,647	89,872,136	90,740,133
Effects of dilution from stock options and restricted share units	473,143	-	557,174	-
Weighted average number of outstanding shares adjusted for the effect of dilution	90,281,577	90,480,647	90,429,310	90,740,133

Basic earnings per share (R$)	0.92	1.12	2.17	2.55
Diluted earnings per share (R$)	0.92	1.12	2.16	2.55

F-31

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

18	Revenue

	Three-month period ended		Six-month period ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Tuition fees	866,746	704,734	1,729,136	1,400,931
Other	62,108	45,011	127,092	98,693
Deductions
Granted discounts	(59,431)	(42,057)	(112,067)	(107,585)
Early payment discounts	(45,283)	(20,056)	(100,000)	(40,920)
Returns	(5,385)	(4,370)	(13,271)	(25,209)
Taxes	(34,834)	(26,155)	(70,556)	(50,480)
PROUNI	(71,314)	(58,951)	(137,766)	(110,950)
Net revenue from contracts with customers	712,607	598,156	1,422,568	1,164,480
Timing of revenue recognition of net revenue from contracts with customers
Tuition, digital content and app subscription fees - Transferred over time	698,664	589,090	1,393,180	1,130,656
Other - Transferred at a point in time	13,943	9,066	29,388	33,824

The Company`s revenue from contracts with customers are all in Brazil. The Company is not subject to the payment of the social integration program tax (Programa de Integração Social, or PIS) and the social contribution on revenues tax (Contribuição para o Financiamento da Seguridade Social, or COFINS) on the revenue from under graduation degrees under the PROUNI program.

The following table presents statements of income for the Company’s operating segments for six-month periods ended June 30, 2023 and 2022. Recently acquired DelRey is presented in the undergrad segment.

Revenue by segment	Undergrad	Continuing Education	Digital Services	Elimination (inter-segment transactions)	June 30, 2023
					(unaudited)
Types of services or goods	1,246,241	70,584	110,929	(5,186)	1,422,568
Tuition fees	1,237,508	70,423	-	-	1,307,931
Other	8,733	161	110,929	(5,186)	114,637

Timing of revenue recognition	1,246,241	70,584	110,929	(5,186)	1,422,568
Transferred over time	1,237,508	70,584	90,274	(5,186)	1,393,180
Transferred at a point in time	8,733	-	20,655	-	29,388

Revenue by segment	Undergrad	Continuing Education	Digital Services	Elimination (inter-segment transactions)	June 30, 2022
					(unaudited)
Types of services or goods	1,028,940	47,662	89,695	(1,817)	1,164,480
Tuition fees	1,022,443	47,662	-	-	1,070,105
Other	6,497	-	89,695	(1,817)	94,375

Timing of revenue recognition	1,028,940	47,662	89,695	(1,817)	1,164,480
Transferred over time	1,022,443	47,662	60,551	-	1,130,656
Transferred at a point in time	6,497	-	29,144	(1,817)	33,824

Revenues from digital services segment are classified as other type of revenues and a part of it is recognized as transferred over time and another part at point in time (specially books and E-Books and Cliquefarma – website for tracking prescription drugs).

F-32

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

19	Expenses and costs by nature

	Three-month period ended		Six-month period ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cost of services	(284,295)	(219,242)	(531,902)	(405,972)
General and administrative expenses	(249,586)	(207,415)	(482,806)	(385,929)
Total	(533,881)	(426,657)	(1,014,708)	(791,901)

Payroll	(280,772)	(224,285)	(529,916)	(419,197)
Hospital and medical agreements	(22,230)	(17,698)	(41,446)	(30,131)
Depreciation and amortization	(72,306)	(50,702)	(138,264)	(99,089)
Lease expenses	(2,017)	(2,787)	(4,644)	(5,106)
Utilities	(5,624)	(5,407)	(9,776)	(9,399)
Maintenance	(26,101)	(20,191)	(48,622)	(35,633)
Share-based compensation	(6,902)	(8,652)	(13,398)	(11,581)
Tax expenses	(2,753)	(2,423)	(4,892)	(4,073)
Pedagogical services	(19,242)	(8,900)	(31,994)	(22,889)
Sales and marketing	(15,803)	(11,690)	(29,389)	(24,504)
Allowance for doubtful accounts	(21,392)	(15,540)	(39,086)	(30,523)
Travel expenses	(3,683)	(3,966)	(6,794)	(6,621)
Consulting fees	(12,558)	(9,165)	(32,488)	(14,869)
Other	(42,498)	(45,251)	(83,999)	(78,286)
Total	(533,881)	(426,657)	(1,014,708)	(791,901)

F-33

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

20	Finance result

	Three-month period ended		Six-month period ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Income from financial investments	18,291	14,713	34,944	29,703
Interest received	4,842	4,892	15,141	12,579
Other	759	3,269	1,494	5,161
Finance income	23,892	22,874	51,579	47,443

Interest expense	(74,867)	(49,059)	(152,404)	(95,165)
Interest expense on lease liabilities	(23,507)	(20,752)	(49,033)	(41,392)
Financial discounts granted	(6,828)	(4,114)	(13,878)	(11,796)
Bank fees	(1,560)	(2,310)	(3,531)	(4,431)
Foreign exchange loss, net	(378)	(194)	(539)	(320)
IOF taxes (taxes on financial transactions)	(221)	(269)	(1,511)	(408)
Other	(6,757)	(6,978)	(17,461)	(11,455)
Finance expenses	(114,118)	(83,676)	(238,357)	(164,967)

Finance result	(90,226)	(60,802)	(186,778)	(117,524)

21	Income taxes

Income taxes are comprised of taxation over operations in Brazil, related to Corporate Income Tax ("IRPJ") and Social Contribution on Net Profit ("CSLL"). According to Brazilian tax legislation, income taxes and social contribution are assessed and paid by legal entity and not on a consolidated basis.

Reconciliation of income taxes expense

The following is a reconciliation of income tax expense to profit for the period, calculated by applying the combined Brazilian statutory rates at 34% for the six-month periods ended June 30, 2023 and 2022:

	Three-month period ended		Six-month period ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Income before income taxes	89,627	111,641	226,460	259,930
Combined statutory income taxes rate - %	34%	34%	34%	34%
Income taxes at statutory rates	(30,473)	(37,958)	(76,996)	(88,376)
Reconciliation adjustments:
Tax effect on loss from entities not subject to taxation	(7,758)	(8,665)	(15,518)	(15,257)
PROUNI - Fiscal Incentive (a)	77,210	72,494	167,681	144,964
Unrecognized deferred tax assets	(42,133)	(28,029)	(91,241)	(57,656)
Presumed profit income tax regime effect (b)	(1,919)	(281)	(3,417)	(321)
Permanent adjustments	(884)	(4,655)	(5,378)	(4,758)
Other	3,867	1,526	3,719	2,489
Income taxes expense – current	(2,090)	(5,568)	(21,150)	(18,915)
Effective rate	2.3%	5.0%	9.3%	7.3%

(a) The Company adhered to PROUNI, established by Law 11,096 / 2005, which is a federal program that exempt companies of paying income taxes and social contribution.

(b) Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The effect of the presumed profit of certain subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

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Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Deferred income taxes

As of June 30, 2023, the Company had accumulated unrecognized deferred income tax assets on temporary differences and tax losses in the amount of R$1,018,824 (tax-basis) (R$778,080 tax-basis) as of December 31, 2022) which does not have any tax planning opportunities available that could support the recognition of these temporary differences as deferred tax assets.

22	Insurance contracts and contingencies

a) Insurance contracts

The Company and its subsidiaries have a risk management program with the purpose of delimiting the risks, seeking in the market coverage compatible with its size and operations.

b) Legal proceedings and contingencies

The provisions related to labor, civil and taxes proceedings whose likelihood of loss is assessed as probable are as follows:

	Labor	Civil	Taxes	Total

Balances as of January 1, 2022	25,490	22,928	99,869	148,287
Additions	4,380	6,341	53,677	64,398
Reversals	(1,381)	(1,342)	(1,295)	(4,018)
Balances as of June 30, 2022 (unaudited)	28,489	27,927	152,251	208,667

Balances as of January 1, 2023	22,484	24,664	148,706	195,854
Business combinations	64	88	-	152
Additions	2,246	2,835	4,868	9,949
Reversals	(394)	(904)	(1,717)	(3,015)
Balances as of June 30, 2023 (unaudited)	24,400	26,683	151,857	202,940

There are other civil, labor, taxes and social security proceedings assessed by Management and its legal counsels as possible risk of loss, for which no provisions are recognized, as follows:

	June 30, 2023	December 31, 2022
	(unaudited)
Labor	19,878	13,914
Civil	50,464	59,603
Taxes and social security	7,163	4,931
Total	77,505	78,448

The Company has judicial deposits, related to taxes, civil and labor proceedings, recorded in other assets (non-current) in the amount of R$14,412 as of June 30, 2023 (December 31, 2022: R$ 12,693).

Under the terms of the Share Purchase and Sale Agreements ("Agreements") between the Company and the selling shareholders of the subsidiaries acquired, the Company assesses that the selling shareholders are exclusively responsible for any provisions (including labor, tax and civil), which are or will be the subject of a claim by any third party, arising from the act or fact occurred, by action or omission, prior to or on the closing dates of the acquisitions.

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Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Accordingly, and considering that the provisions for legal proceedings recorded by the Company that result from causes arising from events occurring prior to the closing dates of the acquisitions, any liability for the amounts to be disbursed, in case of their effective materialization in loss, belongs exclusively to the selling shareholders. In this context, the Agreements state that the Company and its subsidiaries are indemnified and therefore exempt from any liability related to said contingent liabilities and, therefore, the provision amounts related to such contingencies are presented in the non-current liabilities and the correspondent amount of R$148,175 (December 31, 2022: R$ 145,300) is presented in non-current other assets.

23	Non-cash transactions

During the six-month periods ended June 30, 2023 and 2022, the Company carried out non-cash transactions which are not reflected in the statement of cash flows. The main non-cash transactions were (i) additions and remeasurements of right-of-use assets and lease liabilities; and (ii) non-cash consideration on business combinations.

24	Subsequent events

Changes in the share-based compensation plan

On July 31, 2023, the People and ESG Committee approved a change in the share-based compensation plan to retain talents and reinforce the compensation plan. All the holders of stock options granted before July 11, 2022 were offered the possibility to exchange the stock options for a number of Restricted Stock Units (RSUs). The conversion ratios were measured by the Company considering the fair value for the original plans remeasured at the modification date with no significant increase in fair value as a result of such modification since the beneficiaries will have the benefit of settling its award for no cash consideration. Further, the People and ESG Committee also approved a modification in the index rate to the strike prices of its granted stock options. The result is that strike prices are now adjusted by the Brazilian inflation rate (IPCA) instead of the CDI rate. These changes will be accounted as modifications in accordance with IFRS 2 and the Company does not expect to have significant impacts on the consolidated financial statements.

Municipality taxes amnesty program

In August 2023, the Company and the selling shareholders of Unigranrio agreed to settle a tax proceeding with the municipality of Rio de Janeiro for ISS (municipality tax on services) and Unigranrio entered into a tax amnesty program on interest and penalties and paid R$14,819 on August 10, 2023. As of June 30, 2023, the Company had an indemnification asset of R$20,000 and a provision for legal proceedings of R$53,302 for this matter. The Company is still measuring the impacts on the consolidated financial statements.

***

F-36